EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Six Months Ended June 30,		Year Ended December 31,
	2012		2011		2010		2009		2008		2007
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income before income taxes	$36,854		$78,897		$70,250		$40,275		$42,187		$35,691
Add: Fixed charges, net	34,341		70,422		80,746		99,027		112,434		112,254
Income before income taxes and fixed charges, net	71,195		149,319		150,996		139,302		154,621		147,945
Fixed charges
Interest expense	33,840		69,714		79,413		97,685		111,302		111,147
Estimate of interest (1/3) within rental expense	501		708		656		787		652		598
Interest on unrecognized tax benefits	-		-		677		555		480		509
Total fixed charges	$34,341		$70,422		$80,746		$99,027		$112,434		$112,254
Ratio of Earnings to Fixed Charges	2.07	x	2.12	x	1.87	x	1.41	x	1.38	x	1.32	x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income before income taxes	36,854		$78,897		$70,250		$40,275		$42,187		$35,691
Add: Fixed charges, net	23,193		44,291		31,324		56,235		52,456		36,493
Income before income taxes and fixed charges, net	60,047		123,188		101,574		96,510		94,643		72,184
Fixed charges
Interest expense (excluding deposits)	22,692		43,583		29,991		54,893		51,324		35,386
Estimate of interest (1/3) within rental expense	501		708		656		787		652		598
Interest on unrecognized tax benefits	-		-		677		555		480		509
Total fixed charges	$23,193		$44,291		$31,324		$56,235		$52,456		$36,493
Ratio of Earnings to Fixed Charges	2.59	x	2.78	x	3.24	x	1.72	x	1.80	x	1.98	x